UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Neuronetics, Inc.
(Name of Issuer)
Common stock, $0.01 par value
(Title of Class of Securities)
64131A105
(CUSIP Number)
December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 64131A105
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Investor Growth Capital, LLC
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Sweden
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	1,794,228*
(6) Shared Voting Power:	0*
(7) Sole Dispositive Power:	1,794,228*
(8) Shared Dispositive Power:	0*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
1,794,228*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A
(11) Percent of Class Represented by Amount in Row (9): 10.2%*
(12) Type of Reporting Person (See Instructions): HC

* Based on the information provided by Neuronetics, Inc. (the “Issuer”) in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2018, as of December 31, 2018 (the “Reporting Date”), there were 17,579,491 shares of common stock, par value $0.01 per share (the “Common Shares”) of the Issuer issued and outstanding. The number of Common Shares reported above consists of (i) 840,511 Common Shares held by Investor Growth Capital Limited ("Investor Limited"), (ii) 360,217 Common Shares held by Investor Group, L.P. ("Investor Group"), and (iii) 593,500 Common Shares held by IGC Fund VI, L.P. ("IGC Fund"). Excludes 10,000 Common Shares and options to purchase up to 8,767 Common Shares of the Issuer held by Stephen M. Campe, an employee of an affiliate of Reporting Person, who serves as a member of the Issuer's Board of Directors. Investor Limited is a wholly-owned subsidiary of Investor Group; Investor Growth Capital, LLC ("Reporting Person") is the general partner of each of Investor Group and IGC Fund. Reporting Person is controlled by a Board of Directors consisting of Michael V. Oporto, Noah Walley, and Lennart Johansson. Reporting Person is deemed to share voting and investment power over the shares held by Investor Limited, Investor Group, and IGC Fund. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as of the Reporting Date, the Reporting Person may be deemed to beneficially own 10.2% of the Company’s issued and outstanding Common Shares. Pursuant to Rule 13d-4 under the Act, the Reporting Person disclaims beneficial ownership of any of the Issuer’s securities held by Mr. Campe.

Item 1(a). Name Of Issuer:
Neuronetics, Inc. (the “Issuer”)
Item 1(b). Address of Issuer’s Principal Executive Offices:
3222 Phoenixville Pike, Malvern, PA 19355
Item 2(a). Name of Person Filing:
Investor Growth Capital, LLC
Item 2(b). Address of Principal Business Office or, if None, Residence:
The address of the principal business office of the Reporting Person is c/o Patricia Industries, 1177 Avenue of the Americas, 47th Floor, New York, New York 10036
Item 2(c). Citizenship:
The Reporting Person is a limited liability company incorporated under the laws of Delaware.
Item 2(d). Title of Class of Securities:
Common stock, par value $0.01 per share
Item 2(e). CUSIP No.:
64131A105
Item 3. If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:
Not Applicable.

Item 4. Ownership:
(a) Amount Beneficially Owned:	1,794,228*
(b) Percent of Class:	10.2%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	1,794,228*
(ii) Shared power to vote or to direct the vote:	0*
(iii) Sole power to dispose or to direct the disposition of:	1,794,228*
(iv) Shared power to dispose or to direct the disposition of:	0*

* Based on the information provided by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2018, as of December 31, 2018 (the “Reporting Date”) there were 17,579,491 Common Shares of the Issuer issued and outstanding. The number of Common Shares reported above consists of (i) 840,511 Common Shares held by Investor Growth Capital Limited ("Investor Limited"), (ii) 360,217 Common Shares held by Investor Group, L.P. ("Investor Group"), and (iii) 593,500 Common Shares held by IGC Fund VI, L.P. ("IGC Fund"). Excludes 10,000 Common Shares and options to purchase up to 8,767 Common Shares of the Issuer held by Stephen M. Campe, an employee of an affiliate of Reporting Person, who serves as a member of the Issuer's Board of Directors. Investor Limited is a wholly-owned subsidiary of Investor Group; Reporting Person is the general partner of each of Investor Group and IGC Fund. Reporting Person is controlled by a Board of Directors consisting of Michael V. Oporto, Noah Walley, and Lennart Johansson. Reporting Person is deemed to share voting and investment power over the shares held by Investor Limited, Investor Group, and IGC Fund. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as of the Reporting Date, the Reporting Person may be deemed to beneficially own 10.2% of the Company’s issued and outstanding Common Shares. Pursuant to Rule 13d-4 under the Act, the Reporting Person disclaims beneficial ownership of any of the Issuer’s securities held by Mr. Campe.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  [   ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable.

Item 8. Identification and Classification of Members of the Group:
Not Applicable.
Item 9. Notice of Dissolution of Group:
Not Applicable.
Item 10. Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2019

INVESTOR GROWTH CAPITAL, LLC

By:	/s/ Michael V. Oporto
Name: Michael V. Oporto
Title: Authorized Signatory

By:	/s/ Noah Walley
Name: Noah Walley
Title: Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).